MORGAN STANLEY CAPITAL SERVICES LLC

**STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**

****

**Filed Pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.**

Note: A copy of this report, the Morgan Stanley Capital Services LLC Statement of Financial Condition as of December 31, 2021, may be mailed to you at no cost by calling 1 (833) 445-2492.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212-492-4000
Fax: +1 212-489-1687
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

To the Directors and Sole Member of Morgan Stanley Capital Services LLC

Opinion

We have audited the accompanying statement of financial condition of Morgan Stanley Capital Services LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement").

In our opinion the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statement is issued.

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Deloitte & Touche LLP

February 25, 2022

MORGAN STANLEY CAPITAL SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2021
(In millions of dollars)

Assets

Cash	$	346
Restricted Cash		1,428
Trading assets, at fair value ($28,857 were pledged to various parties)		43,743
Securities purchased under agreements to resell		41,323
Securities borrowed		10,607
Receivables:		
Customers		2,093
Brokers, dealers and clearing organizations		1,795
Fees, interest and other		181
Affiliates		64
Other assets		23
Total assets	$	101,603

Liabilities and Member's Equity

Trading liabilities, at fair value	$	31,953
Securities sold under agreements to repurchase		16,656
Securities loaned		135
Other secured financings, at fair value		327
Payables:		
Customers		21,141
Brokers, dealers and clearing organizations		1,974
Interest and dividends		156
Affiliates		4
Other liabilities and accrued expenses		15
Borrowings (includes $811 at fair value)		11,320
Total liabilities		83,681
Commitments and contingent liabilities (See Note 9)		
Subordinated liabilities		12,800
Member's equity		5,122
Total liabilities and member's equity	$	101,603

MORGAN STANLEY CAPITAL SERVICES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
As of December 31, 2021
(In millions of dollars)

1. Introduction and Basis of Presentation

The Company

Morgan Stanley Capital Services LLC ("MSCS"), a Delaware Limited Liability Company (the "Company"), engages primarily in over-the-counter ("OTC") derivative transactions as a market maker. The Company provides trading related services to a broad range of customers and clients, including affiliates.

MSCS is conditionally registered with the Securities & Exchange Commission ("SEC") as a security-based swap dealer and is registered as an OTC derivative dealer. MSCS is also provisionally registered with the Commodity Futures Trading Commission ("CFTC") as a swap dealer and is a member with ICE Clear Europe Ltd, ICE Clear Credit, LLC and LCH.Clearnet Group Ltd.

MSCS is a wholly owned subsidiary of Morgan Stanley Domestic Holdings, Inc ("MSDHI"). MSDHI (the "Parent") is an indirect subsidiary of Morgan Stanley (the "Ultimate Parent").

On February 12, 2018 Standard & Poor's Global Rating ("S&P") assigned its 'A+' long term and 'A-1' short term issuer ratings to the Company. The outlook on the ratings is stable, which is linked to the Ultimate Parent credit profile.

On October 02, 2020, Moody's Investor Service, Inc. ("Moody's") affirmed its 'Prime-1' short-term issuer rating as well as its Prime-1(cr) short-term CR Assessment to the Company and also upgraded its 'A1' long-term issuer rating to 'Aa3' as well as its Aa3 (cr) long-term Counter Party Risk Assessment (CR Assessment) to Aa2 (cr). The outlook on the ratings is stable, which is linked to the Ultimate Parent's credit profile.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which requires the Company to make estimates and assumptions regarding the valuations of certain financial instruments, the outcome of legal and tax matters, and other matters that affect its statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of its statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

The Notes are an integral part of the Company's statement of financial condition.

The Company has evaluated subsequent events for adjustment to or disclosure in the statement of financial condition through the date of this report and has not identified any recordable or disclosable events not otherwise reported in the statement of financial condition or the notes thereto.

2. Significant Accounting Policies

Fair Value of Financial Instruments

Instruments within Trading assets and Trading liabilities are measured at fair value, either as required or allowed by accounting guidance. These financial instruments primarily represent the Company's trading positions and include both cash and derivative products.

The fair value of OTC financial instruments, including derivative contracts related to financial instruments and commodities, is presented in the accompanying statement of financial condition on a net-by-counterparty basis, when appropriate. Additionally, the Company nets the fair value of cash collateral paid or received against the fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement.

Fair Value Option

The Company has elected to measure certain eligible instruments at fair value, including certain borrowings and other secured financings. The Company elected the fair value option for certain eligible instruments that are risk managed on a fair value basis to mitigate income statement volatility caused by measurement basis differences between the elected instruments and their associated risk management transactions and to eliminate complexities of applying certain accounting models.

Fair Value Measurement — Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those

that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets, financial liabilities and nonfinancial items accounted for as derivatives on the basis of its net exposure to either market risk or credit risk, the Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that requires the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows with Level 1 being the highest and Level 3 being the lowest:

Level 1 — Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value

is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 of the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the total fair value amount is disclosed in the level appropriate for the lowest level input that is significant to the total fair value of the asset or liability.

Valuation Techniques

Many cash instruments and OTC derivative contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. The Company carries positions at the point within the bid-ask range that meets its best estimate of fair value. For offsetting positions in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions.

Fair value for many cash instruments and OTC derivative contracts is derived using pricing models. Pricing models take into account the contract terms, as well as multiple inputs, including, where applicable, commodity prices, equity prices, interest rate yield curves, credit curves, correlation, creditworthiness of the counterparty, creditworthiness of the Company, option volatility and currency rates.

Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality, model uncertainty and concentration risk and funding. Adjustments for liquidity risk adjust model-derived mid-market amounts of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions.

The Company applies credit-related valuation adjustments to its OTC derivatives. For OTC derivatives with non-affiliated counterparties, the impact of changes in both the Company's and the counterparty's credit rating is considered when measuring fair value. In determining the expected exposure, the Company simulates the distribution of the future exposure to a counterparty, then applies market-based default probabilities to the future exposure, leveraging external third-party credit default swap ("CDS") spread data. Where CDS spread data are unavailable for a specific counterparty, bond market spreads, CDS spread data based on the counterparty's credit rating or CDS spread data that reference a comparable counterparty may be utilized. The Company also considers collateral held and legally enforceable master netting agreements that mitigate its exposure to each counterparty.

The Company applies funding valuation adjustments ("FVA") in the fair value measurements of OTC uncollateralized or partially collateralized derivatives and in collateralized derivatives where the terms of the agreement do not permit the reuse of the collateral received. The Company's FVA estimate reflects the inclusion of FVA in the pricing and valuations by the majority of market participants involved in the Company's principal exit market for these instruments. In general, FVA reflects a market funding risk premium inherent in the noted derivative instruments. The methodology for measuring FVA leverages the Company's existing credit-related valuation adjustment calculation methodologies, which apply to both assets and liabilities.

In determining the fair value of a financial instrument between two affiliated entities, the Company believes that the principal market is another affiliated entity. Therefore, fair value is the price that the Company would pay to transfer a financial liability to an affiliate, or the price the Company would receive to sell or transfer a financial asset to an affiliate. Affiliates have not and do not require compensation for credit risk upon purchase or transfer of OTC derivatives; as such, an adjustment for the credit and funding risk would not be appropriate since credit risk is not a component of the exit price.

Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible.

The Company may apply concentration adjustments to certain of its OTC derivative portfolios to reflect the additional cost of closing out a particularly large risk exposure. Where possible, these adjustments are based on observable market information, but in many instances, significant judgment is required to estimate the costs of closing out concentrated risk exposures due to the lack of liquidity in the marketplace.

See Note 4 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Offsetting of Derivative Instruments

In connection with its derivative activities, the Company generally enters into master netting agreements and collateral agreements with its counterparties. These agreements provide the Company with the right, in the event of a default by the counterparty, to net a counterparty's rights and obligations under the agreement and to liquidate and set off cash collateral against any net amount owed by the counterparty. Derivatives with enforceable master netting agreements are reported net of cash collateral received and posted.

However, in certain circumstances the Company may not have such an agreement in place; the relevant insolvency regime may not support the enforceability of the master netting agreement or collateral agreement; or the Company may not have sought legal advice to support the enforceability of the agreement. In cases where the Company has not determined an agreement to be enforceable, the related amounts are not offset (see Note 5).

The Company's policy is generally to receive cash and/or securities posted as collateral (with rights of rehypothecation), irrespective of the enforceability determination regarding the master netting and collateral agreement. In certain cases, the Company may agree for such collateral to be posted to its affiliates, Morgan Stanley & Co. LLC ("MS&Co."), or Morgan Stanley Equity Services LLC ("MSES"), or a third-party custodian under a control agreement that enables it to take control of such collateral in the event of a counterparty default.. The enforceability of the master netting agreement is taken into account in the Company's risk management practices and application of counterparty credit limits.

For information related to offsetting of derivatives, see Notes 5, respectively.

Income Taxes

Deferred tax assets and liabilities are recorded based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense (benefit) in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. When performing the assessment, the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority.

Cash

Cash represents funds deposited with financial institutions.

Restricted Cash

Restricted cash includes cash deposited with clearing organizations in compliance with clearing organization requirements.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. Transfers that are not accounted for as sales are treated as collateralized financings. In addition, transfers that are not accounted for as purchases are recorded within Trading assets as other debt.

Collateralized Financings

Securities borrowed, securities purchased under agreements to resell ("reverse repurchase agreements"), securities loaned and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 6). Reverse repurchase agreements and repurchase agreements are carried in the statement of financial condition at the amount of cash paid or received, plus accrued interest. Where appropriate, transactions with the same counterparty are reported on a net basis. Securities borrowed and Securities loaned are recorded at the amount of cash collateral advanced or received.

The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with its counterparties. These agreements provide the Company, with the right to net a counterparty's rights and obligations under the agreement and to liquidate and set off collateral held by the Company against the net amount owed by the counterparty.

The Company's policy is generally to take possession of securities purchased or borrowed in connection with reverse repurchase agreements and securities borrowed transactions, respectively, and to receive cash and/or securities delivered under repurchase agreements or securities loaned transactions (with rights of rehypothecation).

For information related to offsetting of certain collateralized transactions, see Note 6.

Receivables and Payables - Customers

Receivables from and Payables to customers include amounts received or posted as cash collateral with respect to OTC derivatives. Collateral amounts are offset with related OTC derivatives where eligible in accordance with current accounting guidance.

Receivables and Payables - Brokers, Dealers and Clearing Organizations

Receivables from and Payables to brokers, dealers and clearing organizations primarily include margin requirements posted to affiliates for cleared OTC derivatives and unsettled

trades. Receivables and payables arising from unsettled trades are reported on a net basis.

Borrowings

Borrowings consist mainly of unsecured borrowing from the Parent. See Note 7 for additional information.

Accounting Updates Adopted in 2021

Simplifying the Accounting for Income Taxes.

In December 2019, the FASB amended the guidance to simplify the accounting for income taxes as part of its initiative to reduce complexity in accounting standards. The amendments remove certain exceptions to the general income tax accounting principles and provides for both consistency in application of simplification for other areas within U.S. GAAP by clarifying and amending existing guidance. One clarifying amendment provided an option for entities that are disregarded for tax purposes and issue financial statements to allocate their respective share of the consolidated current and deferred taxes. The Company is a single-member limited liability company that is treated as a disregarded entity for federal income tax purposes and has elected such option to continue to include its allocated amount of current and deferred taxes in the statement of financial condition. This update was effective as of January 1, 2021, and did not have a material impact on the Company's financial condition. See Note 12.

Accounting Development Updates

The FASB has issued certain accounting updates, which the Company has either determined are not applicable or are not expected to have a significant impact on the Company's statement of financial condition.

3. Related Party Transactions

The Company enters into transactions with the Ultimate Parent and its consolidated subsidiaries (the "Firm") in order to, among other things, manage risk, meet collateral requirements with respect to its OTC derivatives, meet capital and liquidity requirements, and fund its business activities. These transactions include OTC derivatives and collateralized financings, as described in Notes 5 and 6, respectively.

The Company also obtains funding and subordinated liabilities from the Parent as described in Notes 7 and 8, respectively.

Trading assets with affiliates include OTC derivative contracts and other debt. Other debt primarily consists of transfers of financial assets from an affiliate that failed to meet the accounting criteria for a purchase. Trading liabilities with affiliates include OTC derivative contracts. See Notes 4 and 5 for further information.

As part of its normal trading activity, the Company enters into OTC derivatives transactions with its affiliates in order to manage the relevant market risks, such as interest rate and equity risk, that such affiliates may incur. In managing those risks, the Company may enter into OTC derivatives with third-party counterparties or other affiliates.

In 2021, the Company entered into stock borrow and stock loaned transactions with an affiliate, Prime Dealer Services Corp., in order to fund a portion of its Corporate equities trading activity.

Payables to brokers, dealers and clearing organizations include margin loans (net of related cash and short sale proceeds) with MS&Co. in order to fund a portion of the Company's Corporate equities trading activity. Receivables and payables to brokers, dealers and clearing organizations also includes initial and variation margin requirements posted to exchanges by broker-dealer affiliates that clear certain OTC derivatives for the Company after consideration of eligible offset as described in Note 2.

Other secured financings include OTC derivative contracts with affiliates which are not classified as Trading liabilities because they fail net investment criteria as described further in Note 7.

The Company has agreements with affiliates for other activities, including a tax sharing agreement with the Ultimate Parent as described in Note 12 and other activities as described further below. Unsettled amounts for these activities are recorded within Receivables from or Payables to affiliates, are payable on demand, and bear interest at rates established by the treasury function of the Firm. These rates reflect the rate of interest that the Firm incurs in funding its business (the "Firm proxy rate").

The Company applies global transfer pricing policies among affiliates. These policies are consistent with 2017 Organization for Economic Cooperation and Development ("OECD") Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations. The Firm has also engaged in negotiations of Advanced Pricing Agreements with

(In millions of dollars)

selected tax authorities in respect of its key transfer pricing methodologies.

The Company shares the majority of its non-interest expenses with MS&Co., who is the primary employing entity for the U.S. business activities undertaken by the Company, based on the level of business activity transacted on MS&Co. relative to the Company.

	At December 31, 2021
Assets and receivables from affiliated companies:	
Trading assets, at fair value	$ 156
Securities purchased under agreement to resell	41,324
Securities borrowed	10,607
Receivables - Customers	1,235
Receivables - Brokers, dealers and clearing organizations	1,795
Receivables - Affiliates	64

Liabilities and payables to affiliated companies:	
Trading liabilities, at fair value	$ 57
Securities sold under agreements to repurchase	16,657
Securities loaned	135
Other secured financings at fair value	324
Payables - Customers	756
Payables - Brokers, dealers and clearing organizations	330
Payables – Affiliates	4
Payables – Interest and Dividends	59
Borrowings (includes $10 at fair value)	10,515
Other liabilities	2
Subordinated debt	12,800

(In millions of dollars)

4. Fair Value

Assets and Liabilities Measured at Fair Value

	At December 31, 2021				
	Level 1	**Level 2**	**Level 3**	**Netting**	**Total**
Assets at fair value:					
Trading assets:					
U.S. treasury securities	$ 19,310	$ -	$ -	$ -	$ 19,310
Other debt	-	3,311	281	-	3,592
Corporate equities[1]	12,304	285	10	-	12,599
Derivative contracts:					
Interest rate	368	148,689	463	-	149,520
Credit	-	12,802	374	-	13,176
Foreign exchange	28	61,785	268	-	62,081
Equity	5	17,349	245	-	17,599
Commodity and other	3	1,872	190	-	2,065
Netting[2]	(221)	(209,511)	(942)	(25,525)	(236,199)
Total derivative contracts	183	32,986	598	(25,525)	8,242
Total trading assets[3]	$ 31,797	$ 36,582	$ 889	$ (25,525)	$ 43,743

	At December 31, 2021				
	Level 1	**Level 2**	**Level 3**	**Netting**	**Total**
Liabilities at fair value:					
Trading liabilities:					
U.S. treasury securities	$ 6,752	$ -	$ -	$ -	$ 6,752
Other Sovereign government obligations	42	-	-	-	42
Corporate equities[1]	15,278	91	-	-	15,369
Derivative contracts:					
Interest rate	205	146,060	309	-	146,574
Credit	-	12,914	430	-	13,344
Foreign exchange	16	62,034	108	-	62,158
Equity	0	21,016	137	-	21,153
Commodity and other	2	1,844	128	-	1,974
Netting[2]	(221)	(209,511)	(942)	(24,739)	(235,413)
Total derivative contracts	2	34,357	170	(24,739)	9,790
Total trading liabilities	$ 22,074	$ 34,448	$ 170	$ (24,739)	$ 31,953
Other secured financings	-	153	174	-	327
Borrowings	-	661	150	-	811

1. For trading purposes the Company holds or sells short equity securities issued by entities in diverse industries and of varying sizes. Corporate equities are generally hedged with equity derivative contracts.
2. For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Netting." Positions classified within the same level that are with the same counterparty are netted within the column for that level. For further information on derivative instruments, see Note 5.
3. Amounts exclude the unsettled fair value on long futures contracts of less than $1 included in Receivables - Brokers, dealers and clearing organizations in the statement of financial condition. These contracts are primarily classified as Level 1, actively traded and valued based on quoted prices from the exchange.

Fair Value Measurements

Valuation Techniques for Assets and Liabilities Measured at Fair Value

Asset and Liability/Valuation Technique	Valuation Hierarchy Classification
U.S. Treasury Securities • Fair value is determined using quoted market prices.	• Level 1
Other Debt • Other debt referencing Listed fund units are generally marked to the exchange-traded price if actively traded. • Other debt include transfers of financial assets that failed to meet the accounting criteria for a purchase. • Other debt include hybrid financial instruments with embedded derivatives. See the Derivative Contracts section below for a description of the valuation technique applied.	• Generally Level 2 • Level 3 - in instances where the unobservable inputs are deemed significant
Corporate Equities • Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied. • Unlisted equity securities are generally valued based on an assessment of each security, considering rounds of financing and third-party transactions, discounted cash flow analyses and market-based information, including comparable transactions, trading multiples and changes in market outlook, among other factors.	• Level 1 - exchange-traded securities and fund units if actively traded • Level 2 - exchange-traded securities if not actively traded or if undergoing a recent mergers and acquisitions ("M&A") event or corporate action • Level 3 - unlisted equity securities and exchange-traded securities if not actively traded or if undergoing an aged M&A event or corporate action
Exchanged-Traded Derivative Contracts • Exchange-traded derivatives that are actively traded are valued based on quoted prices from the exchange. • Exchange-traded derivatives that are not actively traded are valued using the same techniques as those applied to OTC derivatives.	• Level 1 - if actively traded • Level 2 - if not actively traded
OTC Derivative Contracts • OTC derivative contracts include forward, swap and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. • Depending on the product and the terms of the transaction, the fair value of OTC derivative products can be modeled using a series of techniques, including closed-form analytic formulas, such as the Black-Scholes option-pricing model, simulation models or a combination thereof. Many pricing models do not entail material subjectivity as the methodologies employed do not necessitate significant judgment since model inputs may be observed from actively quoted markets, as is the case for generic interest rate swaps, many equity, commodity and foreign currency option contracts, and certain CDS. In the case of more established derivative products, the pricing models used by the Company are widely accepted by the financial services industry. • More complex OTC derivative products are typically less liquid and require more judgment in the implementation of the valuation technique since direct trading activity or quotes are unobservable. This includes certain types of interest rate derivatives with both volatility and correlation exposure, equity or foreign currency derivatives that are either longer-dated or include exposure to multiple underlying, and credit derivatives, including CDS on certain mortgage or asset backed securities and basket CDS. Where required inputs are unobservable, relationships to observable data points, based on historic and/or implied observations, may be employed as a technique to estimate the model input values. • For further information on the valuation techniques for OTC derivative products, see Note 2.	• Generally Level 2 - OTC derivative products valued using observable inputs, or where the unobservable input is not deemed significant • Level 3 - OTC derivative products for which the unobservable input is deemed significant
Other Secured Financings and Borrowings • Borrowings and Other secured financings are contracts that are not classified as OTC derivatives because they fail net investment criteria. See the Derivative Contracts section above for a description of the valuation technique applied to the Company's Borrowings and Other secured financings.	• Level 2 - If value based on observable market data for comparable instruments, or where the unobservable input is not deemed significant • Level 3 - in instances where the unobservable inputs are deemed significant

(In millions of dollars)

Significant Unobservable Inputs Used in Recurring Level 3 Fair Value Measurements at December 31, 2021

The following disclosures provide information on the valuation techniques, significant unobservable inputs, and the ranges and averages for each major category of assets and liabilities measured at fair value on a recurring basis with a significant Level 3 balance. The level of aggregation and breadth of products cause the range of inputs to be wide and not evenly distributed across the inventory of financial instruments. Further, the range of unobservable inputs may differ across firms in the financial services industry because of diversity in the types of products included in each firm's inventory. Generally, there are no predictable relationships between multiple significant unobservable inputs attributable to a given valuation technique. A single amount is disclosed when there is no significant difference between the minimum, maximum and average.

		Balance / Range (Average)[1]
		At December 31, 2021
Assets at fair value		
Trading assets:		
Other debt	$	281
Discounted Cash flow:		
Loss Given Default		54% to 84% (62% / 54%)
Corporate equities	$	10
Comparable pricing: Equity price		100%
Net derivative contracts:		
Interest rate	$	154
Option model:		
Interest rate volatility skew		39% to 90% (70% / 70%)
Interest rate curve correlation		68% to 94% (84% / 85%)
Inflation volatility		24% to 65% (44% / 40%)
Interest rate - foreign exchange correlation		53% to 56% (55% / 54%)
Interest rate quanto correlation		-15% to 40% (3% / -4%)
Credit	$	(56)
Credit default swap model:		
Cash synthetic basis		7 points (7 points)
Comparable pricing: Bond price		0 to 83 points (46 points)
Credit spread		2 to 477 bps (69 bps)
Foreign exchange	$	160
Option model:		
Deal contingent probability		90% to 95% (94% / 95%)
Interest rate - Foreign exchange correlation		38% to 56% (46% / 46%)
Interest rate curve		6% to 7% (7% / 7%)
Foreign Exchange volatility skew		-27% to 22% (-4% / -3%)
Equity	$	108
Option model:		
At the money volatility		17% to 62% (21%)
Volatility skew		-6% to 0% (-2%)
Comparable pricing:		
Comparable equity pricing		100% (100%)
Commodity and other	$	62
Option model: Forward power price		$36 to $54 ($43)
Discounted Cash flow: Loss Given Default		54% to 84% (62%/54%)
Discounted Cash flow: Funding spread		16 to 433 bps (53 bps / 54 bps)
Liabilities at fair value:		
Borrowings	$	150
Discounted cash flow:		
Loss Given Default		54% to 84% (62%/54%)
Other secured financings	$	174
Discounted cash flow:		
Loss Given Default		54% to 84% (62%/54%)

Points - Percentage of par

1. A single amount is disclosed for range and average when there is no significant difference between the minimum, maximum, and average. Amounts represent weighted averages except where simple averages and the median of the inputs are more relevant.

An increase (decrease) to the following significant unobservable inputs would generally result in a higher (lower) fair value.

- *Comparable bond price*: A pricing input used when prices for the identical instrument are not available. Significant subjectivity may be involved when fair value is determined using pricing data available for comparable instruments. Valuation using comparable instruments can be done by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable bond or loan, then adjusting that yield (or spread) to derive a value for the bond or loan. The adjustment to yield (or spread) should account for relevant differences in the bonds or loans such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable instrument and the bond being valued in order to establish the value of the bond.

- *Comparable equity price*: A price derived from equity raises, share buybacks and external bid levels, etc. A discount or premium may be included in the fair value estimate.

- *Contingency probability*: Probability associated with the realization of an underlying event upon which the value of an asset is contingent.

An increase (decrease) to the following significant unobservable inputs would generally result in a lower (higher) fair value.

- *Cash synthetic basis*: The measure of the price differential between cash financial instruments and their synthetic derivative-based equivalents. The range disclosed in the table above signifies the number of points by which the synthetic bond

(In millions of dollars)

equivalent price is higher than the quoted price of the underlying cash bonds.

- *Funding spread:* The cost of borrowing defined as the incremental spread over the overnight index swap rate for a specific collateral rate (which refers to the rate applicable to a specific type of security pledged as collateral).

An increase (decrease) to the following significant unobservable inputs would generally result in an impact to the fair value, but the magnitude and direction of the impact would depend on whether the Company is long or short the exposure.

- *Correlation*: A pricing input where the payoff is driven by more than one underlying risk. Correlation is a measure of the relationship between the movements of two variables (*i.e.*, how the change in one variable influences a change in the other variable).

- *Credit spread*: The credit spread reflects the additional net yield an investor can earn from a security with more credit risk relative to one with less credit risk. The credit spread of a particular security is often quoted in relation to the yield on a credit risk-free benchmark security or reference rate.

- *Forward power price*: A price per megawatt-hour of electric energy at a particular location for a specific future period.

- *Interest rate curve*: The term structure of interest rates (relationship between interest rates and the time to maturity) and a market's measure of future interest rates at the time of observation. An interest rate curve is used to set interest rate and foreign exchange derivative cash flows and is a pricing input used in the discounting of any OTC derivative cash flow.

- *Loss given default*: Amount expressed as a percentage of par that is the expected loss when a credit event occurs.

- *Volatility*: The measure of variability in possible returns for an instrument given how much that instrument changes in value over time. Volatility is a pricing input for options and, generally, the lower the volatility, the less risky the option. The level of volatility used in the valuation of a particular option depends on a number of factors, including the nature of the risk underlying that option, the tenor and the strike price of the option.

- *Volatility skew*: The measure of the difference in implied volatility for options with identical underliers and expiry dates but with different strikes.

Financial Instruments Not Measured at Fair Value[1]

	At December 31, 2021				
		Fair Value			
	Carrying Value	Level 1	Level 2	Level 3	Total
Financial Assets					
Cash	$ 346	$ 346	$ -	$ -	$ 346
Restricted cash	1,428	1,428	-	-	1,428
Reverse repurchase agreements	41,323	-	41,323	-	41,323
Securities borrowed	10,607	-	10,607	-	10,607
Receivables[1]:					
Customers	2,093	-	2,093	-	2,093
Brokers, dealers clearing organizations	1,795	-	1,795	-	1,795
Fees, interest and other	181	-	181	-	181
Affiliates	64	-	64	-	64
Financial Liabilities					
Repurchase agreements	$ 16,656	$ -	$ 16,656	$ -	$ 16,656
Securities loaned	135	-	135	-	135
Payables[1]:					
Customers	21,141	-	21,141	-	21,141
Brokers, dealers clearing organizations	1,974	-	1,974	-	1,974
Affiliates	4	-	4	-	4
Borrowings	10,509	-	10,620	-	10,620
Subordinated Liabilities	12,800	-	12,962	-	12,962

1. Accrued interest and dividend receivables and payables have been excluded. Carrying values approximate fair values for these receivables and payables.

The previous table excludes certain financial instruments and all non-financial assets and liabilities.

(In millions of dollars)

5. Derivative Instruments

The Company trades and makes markets globally in exchange-traded futures and options, as well as OTC swaps, forwards, options and other derivatives referencing, among other things, interest rates, equities, currencies, investment grade and non-investment grade corporate credits, loans, bonds, U.S. government securities, emerging market bonds, credit indices, asset-backed security ("ABS") indices, and mortgage-related and other ABS. The Company enters into derivative transactions with external counterparties and affiliates (see Note 3) for trading purposes. The Company does not apply hedge accounting.

The Company manages its trading positions by employing a variety of risk mitigation strategies. These strategies include diversification of risk exposures and hedging. Hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including a variety of derivative products (*e.g.*, futures, forwards, swaps and options). The Company manages the market risk associated with its trading activities on a Company-wide basis, on a worldwide trading division level and on an individual product basis.

Derivative Assets and Liabilities

	Derivative Assets at December 31, 2021							
	Fair Value[3]				Notional[2]			
	Bilateral OTC	Cleared OTC	Exchange-Traded	Total	Bilateral OTC	Cleared OTC	Exchange-Traded	Total
Derivative contracts:								
Interest rate contracts	$ 149,081	$ 71	$ 368	$ 149,520	$ 4,642,706	$ 4,550,750	$ 248,444	$ 9,441,900
Credit contracts	10,572	2,604	-	13,176	403,010	88,673	-	491,683
Foreign exchange contracts	62,053	-	28	62,081	2,573,677	-	8,387	2,582,064
Equity contracts	17,463	-	136	17,599	376,302	-	2,007	378,309
Commodity and other contracts	2,065	-	-	2,065	26,260	-	-	26,260
Total gross derivative contracts	**241,234**	**2,675**	**532**	**244,441**	**$ 8,021,955**	**$ 4,639,423**	**$ 258,838**	**$ 12,920,216**
Amounts offset								
Counterparty netting	(210,723)	(2,605)	(350)	(213,678)				
Cash collateral netting	(22,521)	-	-	(22,521)				
Total derivative assets	**7,990**	**70**	**182**	**8,242**				
Amounts not offset[1]								
Financial Instruments collateral	(1,576)	-	-	(1,576)				
Other cash collateral	-	-	-	-				
Net amounts	**$ 6,414**	**$ 70**	**$ 182**	**$ 6,666**				
Net amounts for which master netting or collateral agreements are not in place or may not be legally enforceable				**$ 2,991**				

(In millions of dollars)

	Derivative Liabilities at December 31, 2021							
	Fair Value[3]				Notional[2]			
	Bilateral OTC	Cleared OTC	Exchange-Traded	Total	Bilateral OTC	Cleared OTC	Exchange-Traded	Total
Derivative contracts:								
Interest rate contracts	$ 146,346	$ 24	$ 204	$ 146,574	$ 5,021,263	$ 4,563,408	$ 181,117	$ 9,765,788
Credit contracts	10,023	3,321	-	13,344	376,781	100,823	-	477,604
Foreign exchange contracts	62,142	-	16	62,158	2,557,591	-	6,959	2,564,550
Equity contracts	20,897	-	256	21,153	398,839	-	919	399,758
Commodity and other contracts	1,974	-	-	1,974	23,003	-	-	23,003
Total gross derivative contracts	**241,382**	**3,345**	**476**	**245,203**	**$ 8,377,477**	**$ 4,664,231**	**$ 188,995**	**$ 13,230,703**
Amounts offset								
Counterparty netting	(210,723)	(2,605)	(350)	(213,678)				
Cash collateral netting	(21,019)	(716)	-	(21,735)				
Total derivative liabilities	**9,640**	**24**	**126**	**9,790**				
Amounts not offset[1]								
Financial instruments collateral	(2,886)	-	-	(2,886)				
Other cash collateral	-	-	-	-				
Net amounts	**$ 6,754**	**$ 24**	**$ 126**	**$ 6,904**				
Net amounts for which master netting or collateral agreements are not in place or may not be legally enforceable				**$ 208**				

1. Amounts relate to master netting agreements and collateral agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.
2. The Company believes that the notional amounts of derivative contracts generally overstate its exposure. In most circumstances, notional amounts are only used as a reference point from which to calculate amounts owed between the parties to the contract. Furthermore, notional amounts do not reflect the benefit of legally enforceable netting arrangements or risk mitigating transactions.
3. See Note 4 for information related to the unsettled fair value of futures contracts, which are excluded from the previous tables.

Credit Risk-Related Contingencies

The following table presents the aggregate fair value of OTC derivative contracts that contain credit risk-related contingent features that are in a net liability position for which the Company has posted collateral in the normal course of business.

Net Derivative Liabilities and Collateral Posted

		At December 31, 2021
Net derivative liabilities with credit risk-related contingent features	$	8,567
Collateral posted		5,854

The additional collateral or termination payments which may be called in the event of a future credit rating downgrade vary by contract and can be based on either the counterparty's or the Ultimate Parent's ratings by either or both of Moody's and S&P. The table below shows the future potential collateral amounts and termination payments for the Company that could be called or required by counterparties or exchange and clearing organizations in the event of one-notch or two-notch downgrade scenarios based on the relevant contractual downgrade triggers.

Incremental Collateral or Termination Payments upon Potential Future Ratings Downgrades

		At December 31, 2021
One-notch downgrade	$	56
Two-notch downgrade		23
Bilateral downgrade agreements included in the amounts above[1]	$	53

1. Amounts represent arrangements between the Company and counterparties where upon the downgrade of the counterparty or the Ultimate Parent, the counterparty of the Company must deliver collateral to the other party. These bilateral downgrade arrangements are used by the Company to manage the risk of counterparty downgrades.

(In millions of dollars)

Credit Derivatives and Other Credit Contracts

The Company enters into credit derivatives, principally CDS, under which it receives or provides protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. A majority of the Company's counterparties are banks, broker-dealers and other financial institutions.

Maximum Potential Payout/Notional of Credit Protection Sold

	Years to Maturity at December 31, 2021					Fair Value Asset/ (Liability)[1,2]
	< 1	1-3	3-5	Over 5	Total	
Single name CDS[3]:						
Investment grade	$ 16,244	$ 43,030	$ 40,450	$ 13,039	$ 112,763	$ 2,110
Non-investment grade	9,666	42,956	28,861	3,545	85,028	(2,489)
Total	25,910	85,986	69,311	16,584	197,791	(379)
Index and basket CDS[3]:						
Investment grade	5,032	24,775	143,970	22,857	196,634	1,964
Non-investment grade	12,699	19,780	41,337	14,531	88,347	(429)
Total	17,731	44,555	185,307	37,388	284,981	1,535
Total CDS sold	$ 43,641	$ 130,541	$ 254,618	$ 53,972	$ 482,772	$ 1,156
Other credit contracts[4]	$ -	$ -	$ -	$ 8	$ 8	$ (3)
Total credit derivatives and other credit contracts	$ 43,641	$ 130,541	$ 254,618	$ 53,980	$ 482,780	$ 1,153
CDS protection sold with identical protection purchased					$ 438,714	

1. Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
2. Fair value amounts of certain CDS where the Company sold protection have an asset carrying value because credit spreads of the underlying reference entity or entities tightened during the terms of the contracts.
3. Non-investment grade determination is based on the internal credit rating of the reference obligation. Internal credit ratings serve as the CRM's assessment of credit risk and the basis for a comprehensive credit limits framework used to control credit risk. The Company uses quantitative models and judgement to estimate the various risk parameters related to each obligor.
4. Other credit contracts are CDS that are considered hybrid instruments.

Protection Purchased with CDS

	At December 31, 2021	
	Notional	Fair Value Asset/(Liability)
Single Name CDS	$ 198,372	$ 355
Indices and Baskets	269,877	(1,225)
Tranched Indices and Baskets	18,266	(454)
Total	$ 486,515	$ (1,324)

The purchase of credit protection does not represent the sole manner in which the Company risk manages its exposure to credit derivatives. The Company manages its exposure to these derivative contracts through a variety of risk mitigation strategies, which include managing the credit and correlation risk across single name, non-tranched indices and baskets, tranched indices and baskets, and cash positions. Aggregate market risk limits have been established for credit derivatives, and market risk measures are routinely monitored against these limits. The Company may also recover amounts on the underlying reference obligation delivered to the Company under CDS where credit protection was sold.

Single Name CDS. A CDS protects the buyer against the loss of principal on a bond or loan in case of a default by the issuer. The protection buyer pays a periodic premium (generally quarterly) over the life of the contract and is protected for the period. The Company, in turn, performs under a CDS if a credit event as defined under the contract occurs. Typical credit events include bankruptcy, dissolution or insolvency of the referenced entity, failure to pay and restructuring of the obligations of the referenced entity.

Index and Basket CDS. Index and basket CDS are products where credit protection is provided on a portfolio of single name CDS. Generally, in the event of a default on one of the underlying names, the Company pays a pro rata portion of the total notional amount of the CDS.

(In millions of dollars)

The Company also enters into tranched index and basket CDS where the credit protection is provided on a particular portion of the portfolio loss distribution. The most junior tranches cover initial defaults, and once losses exceed the notional of the tranche, they are passed on to the next most senior tranche in the capital structure.

6. Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions with affiliates to, among other things, acquire securities to cover short positions and settle other securities obligations, finance its inventory positions and meet liquidity and regulatory requirements.

The Company monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and requests or posts additional collateral, as required under the applicable agreement to ensure such transactions are adequately collateralized, or the return of excess collateral.

The risk related to a decline in the market value of collateral pledged or received is managed by setting appropriate market-based margin requirements. Increases in collateral margin calls on repurchase agreements and securities loaned transactions (collectively, "secured financing payables") due to market value declines may be mitigated by increases in collateral margin calls on reverse repurchase agreements and securities borrowed transactions with similar quality collateral. Additionally, the Company may request lower quality collateral pledged be replaced with higher quality collateral through collateral substitution rights in the underlying agreements.

The Company actively manages its secured financing payables in a manner that reduces the potential refinancing risk of secured financing payables of less liquid assets and also considers the quality of collateral when negotiating collateral eligibility with counterparties. The Company utilizes shorter-term secured financing payables for highly liquid assets and establishes longer tenor limits for less liquid assets, for which funding may be at risk in the event of a market disruption

Offsetting of Certain Collateralized Transactions

	At December 31, 2021				
	Gross Amounts	Amounts Offset	Net Amounts Presented	Amounts Not Offset[1]	Net Amounts
Assets					
Reverse repurchase agreements	$ 46,395	$ (5,072)	$ 41,323	$ (41,246)	$ 77
Securities borrowed	17,473	(6,866)	10,607	(10,607)	-
Liabilities					
Repurchase agreements	$ 21,729	$ (5,073)	$ 16,656	$ (16,656)	$ -
Securities loaned	7,001	(6,866)	135	(135)	-

1. Amounts relate to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

For information related to offsetting of derivatives, see Note 5.

Gross Secured Financing Payables by Remaining Contractual Maturity

	At December 31, 2021			
	Overnight and Open	Less than 30 Days	30-60 Days	Total
Repurchase agreements	$ 21,593	$ 136	$ -	$ 21,729
Securities loaned	7,001	-	-	7,001
Total	$ 28,594	$ 136	$ -	$ 28,730

(In millions of dollars)

Gross Secured Financing Payables by Class of Collateral Pledged

		At December 31, 2021
Repurchase agreements		
U.S. government and agency securities	$	21,364
Other sovereign government obligations		3
Corporate and other debt		324
State and municipal securities		37
Total repurchase agreements		21,729
Securities loaned		
Corporate and other debt		117
Corporate equities		6,867
Other		17
Total securities loaned		7,001
Total	$	28,730

Trading Assets Pledged

The Company pledges its trading assets to its affiliates to collateralize repurchase agreements and margin loans. Pledged financial instruments that can be sold or repledged by the affiliates are identified as Trading assets (pledged to various parties) in the Company's statement of financial condition. At December 31, 2021 the carrying value of Trading assets that have been loaned or pledged to counterparties, where those counterparties do not have the right to sell or repledge the collateral was $1,111.

Collateral Received

The Company receives collateral in the form of securities in connection with its OTC derivative transactions, reverse repurchase agreements and securities borrowed. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to collateralize OTC derivatives, repurchase agreements and securities loaned. At December 31, 2021, the fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $59,348 and the fair value of the portion that had been sold or repledged was $33,714.

7. Borrowings and Other Secured Financings

	Fixed Rate	Variable Rate	Total at December 31, 2021
Original maturities of one year or less:			
Next 12 months	$ 801	$ 5	$ 806
Original maturities greater than one year:			
Due in 2023	-	10,504	10,504
Due in 2024	-	-	-
Due in 2025	-	10	10
Total	-	$10,514	$10,514
Total Borrowings	**$ 801**	**$10,519**	**$ 11,320**
Weighted average coupon at period-end[1]		-1.01%[2]	-1.01%[2]
Weighted average stated maturity, in years[1]			1.08

1. Includes only borrowings with original maturities greater than one year. Weighted average coupon was calculated utilizing U.S. dollar interest rates and excludes financial instruments for which the fair value option was elected.
2. Weighted average coupon for variable rate borrowings is negative due to a combination of borrowing and lending of U.S. and non-U.S. dollar balances, resulting in net U.S. lending position by the period end.

Borrowings with original maturities of one year or less primarily consist of unsecured borrowings from the Ultimate Parent that mature in less than 12 months and hybrid financials instruments with embedded derivatives which are not classified as OTC derivatives because they fail net investment criteria.
Borrowings with original maturities greater than one year primarily consist of unsecured borrowings from Ultimate Parent and contracts which are not classified as OTC derivatives because they fail net investment criteria. The unsecured borrowings from Ultimate Parent are callable with maturities of 13 months or more from when it is called.

The interest rates for the unsecured borrowings from the Ultimate Parent are in line with the Firm proxy rate.

Other Secured Financings

Other secured financings are stated at fair value and include hybrid financial contracts with embedded derivatives which are not classified as OTC derivatives because they fail net investment criteria.

(In millions of dollars)

Maturities and Terms of Other Secured Financings

		At December 31, 2021
		Fixed Rate
Original maturities of one year or less:		
Next 12 months	$	114
Original maturities greater than one year:		
Due in 2024		46
Due in 2025		164
Thereafter		3
Total Other secured financings	$	327

8. Subordinated Liabilities

On September 9, 2021 the Company entered into new agreements with its Parent for subordinated liabilities. The agreements consist of a $6,800 subordinated loan and a $10,000 Subordinated revolving note, of which $6,000 was drawn.

The interest rates for the new agreements are in line with the Firm proxy rate.

The maturity dates, interest rates and book value of the subordinated notes at December 31, 2021 are as follows:

Subordinated Notes	Maturity Date	Interest Rate		Book Value
Cash Subordination Agreement	September 9, 2031	1.66%	$	6,800
Subordinated Revolving Credit Agreement	September 9, 2031	1.66%		6,000
Total			$	12,800

9. Commitments, Guarantees and Contingencies

Guarantees

Obligations under Guarantee Arrangements at December 31, 2021

Type of Guarantee	Maximum Potential Payout/Notional — Years to Maturity < 1	1 - 3	3 - 5	Over 5	Total
Credit derivative contracts[1]	$ 43,641	$ 130,541	$ 254,618	$ 53,972	$ 482,772
Other credit contracts contracts	-	-	-	8	8
Non-credit derivative contracts[1]	938,028	735,142	406,706	816,180	2,896,057

	Carrying Amount Asset / (Liability)
Credit derivative contracts[1]	$ 1,156
Other credit contracts	(3)
Non-credit derivative contracts[1]	(31,053)

1. Carrying amount of derivative contracts are shown on a gross basis prior to cash collateral or counterparty netting. For further information on derivative contracts, see Note 5.

Types of Guarantees

Derivative Contracts

Certain derivative contracts meet the accounting definition of a guarantee, including certain written options, contingent forward contracts and CDS (see Note 5 regarding credit derivatives in which the Company has sold credit protection to the counterparty). Although the Company's derivative arrangements do not specifically identify whether the derivative counterparty retains the underlying asset, liability or equity security, the Company has disclosed information regarding all derivative contracts that could meet the accounting definition of a guarantee. The maximum potential payout for certain derivative contracts, such as written interest rate caps and written foreign currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed. In certain situations, collateral may be held by the Company for those contracts that meet the definition of a guarantee. Generally, the Company sets collateral requirements by counterparty so that the collateral covers various transactions and products and is not allocated specifically to individual contracts. Also, the Company may recover amounts related to the underlying asset delivered to the Company under the derivative contract.

Other Guarantees

Clearinghouse Member Guarantees

The Company is a member of various U.S. and non-U.S. clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the clearinghouse. While the rules governing different clearinghouse memberships vary, in general the Company's obligations under these rules would arise only if the clearinghouse had previously exhausted its resources. The maximum potential payout under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Contingencies

Legal

In addition to the matter described below, in the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the entities that would otherwise be the primary defendants in such cases are bankrupt or are in financial distress.

While the Company has identified below any individual proceedings where the Company believes a material loss to be reasonably possible and reasonably estimable, individually or collectively, there can be no assurance that additional material losses will not be incurred from claims that have not yet been asserted or those where potential losses have not yet been determined to be probable or possible and reasonably estimable.
The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, and involving, among other matters, sales and trading activities, financial products or offerings sold by the Company, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the statement of financial condition and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income.

The Company's legal expenses can, and may in the future, fluctuate from period to period, given the current environment regarding government investigations and private litigation affecting financial services firms, including the Company.

In many proceedings and investigations, however, it is inherently difficult to determine whether any loss is probable or even possible, or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss, particularly for proceedings and investigations where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, disgorgement or penalties. Numerous issues may need to be resolved before a loss or additional loss, or range of loss or additional range of loss, can be reasonably estimated for a proceeding or investigation, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages or other relief, and consideration of novel or unsettled legal questions relevant to the proceedings or investigations in question.

For certain other legal proceedings and investigations, the Company can estimate reasonably possible losses, additional losses, ranges of loss or ranges of additional loss in excess of amounts accrued but does not believe, based on current knowledge and after consultation with counsel, that such losses could have a material adverse effect on the consolidated financial condition of the Company as a whole, other than the matters referred to in the following paragraph.

Beginning in February of 2016, the Firm was named as a defendant in multiple purported antitrust actions now consolidated into a single proceeding in the United States District Court for the SDNY styled *In Re: Interest Rate Swaps Antitrust Litigation*. Plaintiffs allege, inter alia, that the Firm, together with a number of other financial institution defendants violated U.S. and New York state antitrust laws from 2008 through December of 2016 in connection with their alleged efforts to prevent the development of electronic exchange-based platforms for interest rate swaps trading. Complaints

(In millions of dollars)

were filed both on behalf of a purported class of investors who purchased interest rate swaps from defendants, as well as on behalf of two swap execution facilities that allegedly were thwarted by the defendants in their efforts to develop such platforms. The consolidated complaints seek, among other relief, certification of the investor class of plaintiffs and treble damages. On July 28, 2017, the court granted in part and denied in part the defendants' motion to dismiss the complaints. A decision on plaintiffs' motion for class certification is pending.

10. Variable Interest Entities

The Company is involved with various special purpose entities ("SPEs") in the normal course of business. In most cases, these entities are deemed to be VIEs.

The Company's variable interests in VIEs include debt and equity interests and derivative instruments. The Company's involvement with VIEs arises from purchasing interests, primarily equity-linked notes ("ELNs") , and entering into derivative transactions with VIEs. The purchased interests with VIEs are related to derivative transactions, primarily total return swaps referencing the purchased interests, that are entered into with other counterparties. The Company determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and reassesses whether it is the primary beneficiary on an ongoing basis as long as it has any continuing involvement with the VIE. This determination is based upon an analysis of the design of the VIE, including the VIE's structure and activities, the power to make significant economic decisions held by the Company and by other parties, and the variable interests owned by the Company and other parties.

Consolidated VIEs

The Company records assets held by consolidated VIEs primarily in Trading assets and liabilities in Other secured financings in the statement of financial condition. The assets and liabilities are measured at fair value, with changes in fair value reflected in earnings. As of December 31, 2021, the Company did not consolidate any VIEs.

Non-consolidated VIEs

The following table presents information about certain non-consolidated VIEs in which the Company had variable interests at December 31, 2021. The table includes all VIEs in which the Company has determined that its maximum exposure to loss is greater than specific thresholds or meets certain other criteria.

	Notes Issued by SPEs[1]
VIE assets that the Company does not consolidate (unpaid principal balance)	$ 7,977
Maximum exposure to loss:	
Debt and equity interests	$ 2,360
Derivatives and other contracts	469
Total	$ 2,829
Carrying value of exposure to loss - Assets:	
Debt and equity interests	$ 2,360
Derivatives and other contracts	103
Total	$ 2,463
Carrying value of exposure to loss - Liabilities:	
Derivatives and other contracts	$ 99

1. The Company's transactions with VIEs primarily include ELNs.

The maximum exposure to loss is dependent on the nature of the Company's variable interest in the VIEs and is limited to the fair value of interests the Company has purchased and certain other derivative contracts, as well as the notional amounts of total return swaps.

The Company's maximum exposure to loss in the previous table does not include the offsetting benefit of hedges or any reductions associated with the amount of collateral held as part of a transaction with the VIE or any party to the VIE directly against a specific exposure to loss.

Liabilities issued by VIEs generally are non-recourse to the Company.

Assets Sold With Retained Exposure

	At December 31, 2021
Gross cash proceeds from sale of assets[1]	$ 66,720
Fair value	
Assets sold	67,635
Derivative assets recognized in the statement of financial condition	918
Derivative liabilities recognized in the statement of financial condition	3

1. The carrying value of assets at the time of sale approximates gross cash proceeds.

The Company enters into transactions in which it sells securities, primarily equities, and contemporaneously enters into bilateral OTC derivatives with the purchasers of the

securities, through which it retains exposure to the sold securities.

11. Risk Management

Risk is an inherent part of the Company's business activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has an established risk management governance structure and framework in place to identify, measure, monitor, advise, challenge and control the principal risks involved in the activities of the Institutional Securities business segment, as well as at the Company level. The principal risks involved in the Company's business activities include market, credit, operational, model, compliance, cybersecurity, liquidity, strategic and reputational risk.

The Company's risk management policies and related procedures are aligned with those of the Firm. These policies and related procedures are administered on a coordinated global and legal entity basis with consideration given to the Company's specific capital and regulatory requirements.

The cornerstone of the Company's risk management philosophy is the pursuit of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. This is implemented utilizing five key principles: integrity, comprehensiveness, independence, accountability and transparency. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters. The fast-paced, complex, and constantly-evolving nature of global financial markets requires the Company to maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement.

The Company's risk appetite defines the types of risk that the Company is willing to accept, taking into account market, credit, operational, model, liquidity, legal and compliance, cybersecurity, strategic, reputational and conduct risk. This risk appetite and the related Board of Directors ("Board") level risk limit framework and risk tolerance statements are reviewed and approved by the Board annually.

Central banks around the world, including the Federal Reserve, have commissioned committees and working groups of market participants and official sector representatives to replace LIBOR and replace or reform other interest rate benchmarks (collectively, the "IBORs"). A transition away from the widespread use of the IBORs to alternative rates and other potential interest rate benchmark reforms is underway and will continue over the course of the next few years.

Ahead of the cessation or non-representativeness designation of non-U.S. dollar LIBOR rates as of December 31, 2021, the significant majority of the Company's non-U.S. dollar LIBOR-linked contracts transitioned to alternative reference rates through the operation of fallback provisions within the contracts. The Company remains a party to a significant number of LIBOR-linked contracts, many of which extend beyond 2021 and, in the case of U.S. dollar LIBOR, June 30, 2023, composed primarily of derivatives and securitizations.

The IBOR transition plan is overseen by a global steering committee of the Firm, with senior management oversight. The Company continues to execute against the Firm-wide IBOR transition plan to complete the transition to alternative reference rates, including implementing regulatory guidance to cease entering into new contracts referencing U.S. dollar LIBOR after December 31, 2021, with certain exceptions.

Risk Governance Structure

Risk management at the Company requires independent Company-level oversight, accountability of the Company's businesses, and effective communication of risk matters across the Company, to senior management and ultimately to the Board. The Company's risk governance structure is composed of the Board; the Risk and Asset Liability Committee ("RC"); senior management oversight; the Internal Audit Department of the Ultimate Parent ("Internal Audit Department"); and risk managers and groups within and across businesses.

Board of Directors. The Company's Board has oversight of the risk governance framework, approves the risk limit frameworks and certain risk limits, and is responsible for helping to ensure that the Company's risks are managed in a sound manner. The Board has oversight over the Company's principal risks and authorized the RC to help facilitate the Company's risk oversight responsibilities.

Risk and Asset and Liability Committee. The RC is a management committee chaired by the Company's Chief Risk Officer to execute the risk governance framework. The RC is composed of the Chief Risk Officer, Chief Financial Officer, Treasurer, Chief Market Risk Officer, Chief Credit Risk Officer, Chief Operational Risk Officer, Chief Liquidity Risk Officer, Chief Compliance Officer, Chief Auditor and members of the trading business unit's risk management group. The RC's responsibilities include oversight of the Company's risk management policies, procedures and limits, the monitoring of capital levels as well as material market, credit, operational, and liquidity risk matters, and other risks, as appropriate, and the steps management has taken to monitor and manage such risks. Among the risk limits presented to the RC by the Independent Risk Management Functions are stress

scenarios designed to ensure that the magnitude of potential losses in severe market and liquidity scenarios are appropriate relative to the Company's capitalization and liquidity.

Chief Risk Officer. The Chief Risk Officer, who is independent of business units, reports to the Board. The Chief Risk Officer oversees compliance with the Company's risk limits; approves exceptions to the Company's risk limits; independently reviews material market, credit, operational, and liquidity, and reviews results of risk management processes with the Board and the RC, as appropriate.

Independent Risk Management Functions. The Company's risk management functions (Market Risk, Credit Risk, Operational Risk and Liquidity Risk Management departments) are independent of the Company's business units and report to the Chief Risk Officer. These functions assist senior management and the RC in monitoring and controlling the Company's risk. The Independent Risk Management Functions assess a variety of stress scenarios and calibrate limits that are informed by the Company's liquidity and loss-absorbing capacity. Further discussion about the responsibilities of the risk management functions may be found under "Market Risk," "Credit Risk," "Operational Risk," "Liquidity Risk," and "Model Risk."

Internal Audit Department. The Internal Audit Department reviews and tests the Company's compliance with internal guidelines set for risk management and risk monitoring, as well as external rules and regulations governing the Company.

Risk Management Process

The following is a discussion of the Company's risk management policies and procedures for the Company's primary risks.

Risk Limits Framework

Risk limits and quantitative metrics provide the basis for monitoring risk taking activity and avoiding outsized risk-taking. The Company's highest-level risk limits incorporate stress scenarios, and are informed by the Company's capitalization and levels of liquidity. Additionally, the Company maintains risk limits and quantitative metrics to support and implement the Company's risk appetite statement. The Company's risk limit frameworks support linkages between the overall risk appetite, which is reviewed by the RC and is set by the Board, and more granular risk-taking decisions and activities. Risk limits and associated limit frameworks are reviewed and updated on at least an annual basis, with more frequent updates as necessary. Board-level risk limits and approved frameworks address the most important Company-wide aggregations of risk, including, but not limited to, stressed market, credit and liquidity risks. Additional risk limits

approved by the RC address more specific types of risk and are bound by the higher-level Board risk limits.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of trading, investing and client facilitation activities.

The Company has exposures to a wide range of interest rates, equity prices, and foreign exchange rates – and the associated implied volatilities and spreads – related to the global markets in which the Company conducts its trading activities.

Sound market risk management is an integral part of the Company's culture. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The control groups help ensure that these risks are measured and closely monitored and are made transparent to senior management. Market Risk professionals are responsible for ensuring transparency of material market risks, monitoring compliance with established limits and escalating risk concentrations to appropriate senior management. Market risk is also monitored through various measures: by use of statistics (including VaR); by measures of position sensitivity; and through routine stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors, and scenario analyses conducted in collaboration with business units.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations to the Company. Credit risk includes Country Risk, which is the risk that the events in, or that affect a foreign country (any country other than the U.S.) might adversely affect the Company. The Company primarily incurs credit risk exposure to institutions and individuals. This risk may arise from a variety of business activities, including, but not limited to, entering into swap or derivative contracts under which counterparties may have obligations to make payments to the Company; extending credit to clients; providing short- or long-term funding that is secured by physical or financial collateral whose value may at times be insufficient to fully cover the loan repayment amount; posting margin and/or collateral to clearinghouses, clearing agencies, exchanges, banks, securities firms and other financial counterparties; placing funds on

MORGAN STANLEY CAPITAL SERVICES LLC
COMPUTATION OF NET CAPITAL
December 31, 2021
(In millions of dollars)

deposit at other financial institutions to support its clearing and settlement obligations; and investing or trading in securities and loan pools, whereby the value of these assets may fluctuate based on realized or expected defaults on the underlying obligations or loans. This type of risk requires credit analysis of specific counterparties, both initially and on an ongoing basis. The Company also incurs credit risk in traded securities whereby the value of these assets may fluctuate based on realized or expected defaults on the underlying obligations or loans.

The Company establishes practices to evaluate, monitor and control credit risk exposure both within and across its business activities. The Company's credit risk exposure is actively managed by credit professionals and the RC who monitor risk exposures, including margin loans and credit sensitive, higher-risk transactions. The Company is responsible for ensuring timely and transparent communication of material credit risks, ensuring compliance with established limits, approving material extensions of credit, and escalating of risk concentrations to appropriate senior management.

Operational Risk

Operational risk refers to the risk of loss, or of damage to the Company's reputation, resulting from inadequate or failed processes or systems, from human factors or from external events (e.g., fraud, theft, legal and compliance risks, cyber attacks or damage to physical assets). The Company may incur operational risk across the full scope of its business activities, including revenue-generating activities (e.g., sales and trading) and support and control groups (e.g., information technology and trade processing).

The Company's operational risk framework is established to identify, measure, monitor and control risk. Effective operational risk management is essential to reducing the impact of operational risk incidents and mitigating legal, regulatory and reputational risks. The framework is continually evolving to account for changes in the Company and to respond to the changing regulatory and business environment.

Cybersecurity

The Firm's cybersecurity and information security policies, procedures, and technologies are designed to protect the Company's own, client and employee data against unauthorized disclosure, modification or misuse and are also designed to address regulatory requirements. These policies and procedures cover a broad range of areas, including: identification of internal and external threats, access control, data security, protective controls, detection of malicious or unauthorized activity, incident response and recovery planning.

Model Risk

Model risk refers to the potential for adverse consequences from decisions based on incorrect or misused model outputs. Model risk can lead to financial loss, poor business and strategic decision making or damage to the Company's reputation. The risk inherent in a model is a function of the materiality, complexity and uncertainty around inputs and assumptions. Model risk is generated from the use of models impacting financial statements, regulatory filings capital adequacy assessments and the formulation of strategy.

Sound model risk management is an integral part of the Company's Risk Management Framework. MRM is a distinct department in Firm Risk Management responsible for the oversight of model risk. MRM establishes a model risk tolerance in line with the Ultimate Parent's risk appetite. The tolerance is based on an assessment of the materiality of the risk of financial loss or reputational damage due to errors in design, implementation and/or inappropriate use of models. The tolerance is monitored through model-specific and aggregate business-level assessments, which are based upon qualitative and quantitative factors.

A guiding principle for managing model risk is the "effective challenge" of models. The effective challenge of models is defined as critical analysis by objective, informed parties who can identify model limitations and assumptions and drive appropriate changes. MRM provides effective challenge of models, independently validates and approves models for use, annually recertifies models, identifies and tracks remediation plans for model limitations and reports on model risk metrics. The department also oversees the development of controls to support a complete and accurate Firm-wide model inventory.

Liquidity Risk

Liquidity risk refers to the risk that the Company will be unable to finance its operations due to a loss of access to the capital markets or difficulty in liquidating its assets. Liquidity risk also encompasses the Company's ability (or perceived ability) to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its viability as a going concern. Generally the Company incurs liquidity and funding risk as a result of its trading, investing and client facilitation activities.

The Company's Liquidity Risk Management Framework is critical to help ensure that the Company maintains sufficient liquidity reserves and durable funding sources to meet the Company's daily obligations and to withstand unanticipated stress events.

(In millions of dollars)

The Liquidity Risk Department ensures transparency of material liquidity and funding risks, compliance with established risk limits and escalation of risk concentrations to appropriate senior management. To execute these responsibilities, the Liquidity Risk Department establishes limits in line with its risk appetite, identifies and analyzes emerging liquidity and funding risks to ensure such risks are appropriately mitigated, monitors and reports risk exposures against metrics and limits, and reviews the methodologies and assumptions underpinning its Liquidity Stress Tests to ensure sufficient liquidity and funding under a range of adverse scenarios.

Concentration Risk

The Company is subject to concentration risk by holding large positions in certain types of securities or commitments to purchase securities of a single issuer, including sovereign governments and other entities, issuers located in a particular country or geographic area, public and private issuers involving developing countries, or issuers engaged in a particular industry. Financial instruments owned by the Company include U.S. government and agency securities, which, in the aggregate, represented approximately 19% of the Company's total assets at December 31, 2021. In addition, substantially all of the collateral held by the Company for reverse repurchase agreements, which together represented approximately 41% of the Company's total assets at December 31, 2021, consist of securities issued by the U.S. government, federal agencies or other sovereign governments.

12. Income Taxes

The Company is a single-member limited liability company that is treated as a disregarded entity for federal income tax purposes, but has elected to continue to include its allocated amount of current and deferred taxes in the statement of financial condition. As such, the Company has a Tax Sharing Agreement with the Ultimate Parent in order to record its related current and deferred federal, state and local taxes. The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a modified separate entity basis. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement, current taxes (federal, combined and unitary states) are settled periodically with the Ultimate Parent, who pays these taxes on behalf of the Company.

Net Deferred Tax Assets	At December 31, 2021
Allowance for other reserves	$ 2
Total	$ 2

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the applicable enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax asset is included in Other assets within the statement of financial condition.

The Company believes the recognized net deferred tax asset (after valuation allowance) of $2 at December 31, 2021 is more likely than not to be realized based on expectations as to future taxable income in the jurisdictions in which it operates.

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities and those of the foreign jurisdictions in which the Company has significant business operations. These tax laws are complex and subject to interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in the various tax jurisdictions.

Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

(In millions of dollars)

Rollforward of Unrecognized Tax Benefits		
Balance at December 31, 2020	$	21
Decrease based on tax positions related to prior periods		(2)
Balance at December 31, 2021	$	19
Net unrecognized tax benefits[1]	$	18

1. Represent ending unrecognized tax benefits adjusted for the impact of the federal benefit of state issues. If recognized, these net benefits would favorably impact the effective tax rate in future periods.

It is reasonably possible that significant changes in the balance of unrecognized tax benefits may occur within the next 12 months. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the Firm's effective tax rate over the next 12 months.
Interest and penalties related to unrecognized tax benefits are recognized as a component of the provision for income taxes. There were no accrued penalties related to unrecognized tax benefits.

Earliest Tax Year Subject to Examination in Major Tax Jurisdictions

Jurisdiction	Tax Year
United States	2017
New York State and City	2010

The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in certain states and localities in which it has significant business operations, such as New York.

The Company believes that the resolution of these tax examinations will not have a material effect on the statement of financial condition although a resolution could have a material impact on the statement of operations and on the effective tax rate for any period in which such resolutions occur.

13. Regulatory Requirements

MSCS Regulatory Capital

MSCS is a conditionally registered U.S. security-based swap dealer, a registered OTC derivatives dealer with the SEC and is provisionally registered as a swap dealer with the CFTC. Accordingly, the Company is subject to the minimum net capital requirements of the SEC and CFTC.

Under these rules, MSCS is required to maintain minimum Net Capital, as defined under SEA Rule 18a-1, of not less than 2% of initial margin amount of security-based swaps, or minimum fixed dollar of $20, as defined. At December 31, 2021, MSCS's Net Capital was $9,504 which exceeded the greater minimum requirement by $7,857.

MSCS is required to hold tentative net capital in excess of $100 and Net Capital in excess of $20 in accordance with the market and credit risk standards of Rule 18a-1(e). MSCS is also required to notify the SEC in the event that its tentative net capital is less than $120. At December 31, 2021, MSCS had tentative net capital in excess of the minimum and notification requirements.

****